UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2022

Vivid Seats Inc.

(Exact name of registrant as specified in charter)

Delaware	001-40926	86-3355184
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 N. Canal Street
Suite 800
Chicago, Illinois	60606
(Address of principal executive offices)	(Zip code)

(312) 291-9966

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	SEAT	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A Common Stock	SEATW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

On May 26, 2022, Vivid Seats Inc., a Delaware corporation (the “Company”), issued a press release announcing the commencement of (i) its offer to the holders of its outstanding public warrants each to purchase shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Company, the opportunity to receive 0.240 shares of Class A Common Stock in exchange for each outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the public warrants to amend the Amended and Restated Warrant Agreement, dated as of October 14, 2021, by and between Horizon Acquisition Corporation, the Company’s predecessor, and Continental Stock Transfer & Trust Company, as warrant agent, which governs all of the public warrants (the “Warrant Amendment”). If approved, the Warrant Amendment would permit the Company to require that each public warrant that is outstanding upon the closing of the Offer be converted into 0.213 shares of Class A Common Stock, which is a ratio 12.7% less than the exchange ratio applicable to the Offer. The Offer and Consent Solicitation are made solely upon the terms and conditions in a Prospectus/Offer to Exchange and other related offering materials that are being distributed to holders of the public warrants. The Offer and Consent Solicitation will be open until 11:59 p.m., Eastern Daylight Time, on June 29, 2022, or such later time and date to which the Company may extend.

On May 26, 2022, the Company also announced that its Board of Directors authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which the Company may, from time to time, purchase shares of its Class A Common Stock for an aggregate purchase price not to exceed $40 million. Share repurchases may be executed through various means, including, without limitation, open market transactions or privately negotiated transactions. The Share Repurchase Program does not obligate the Company to purchase any minimum number of shares and expires on March 31, 2023. The Share Repurchase Program may be suspended, modified or discontinued at any time without prior notice. No share repurchases will be made pursuant to the Share Repurchase Program until after the completion of the Offer.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Vivid Seats Inc., dated May 26, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vivid Seats Inc.

Date: May 26, 2022

	By:	/s/ Lawrence Fey
	Name:	Lawrence Fey
	Title:	Chief Financial Officer

Exhibit 99.1

Vivid Seats Announces Exchange Offer

and Consent Solicitation Relating to Public Warrants and Authorization of $40 Million Share

Repurchase Program

CHICAGO, IL – May 26, 2022 – Vivid Seats Inc. (NASDAQ: SEAT) (“Vivid Seats” or the “Company”), a leading marketplace that utilizes its technology platform to connect millions of buyers with thousands of ticket sellers across hundreds of thousands of events each year, today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding public warrants to purchase shares of its Class A common stock, par value $0.0001 per share (“Class A Common Stock”). The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations in the future. Vivid Seats also announced that its Board of Directors has authorized the repurchase of up to $40 million of the Company’s outstanding shares of its Class A Common Stock following the completion of the Offer and Consent Solicitation and until the end of March 2023. The Company intends to fund the share repurchase program with cash from operations and cash on hand. No share repurchases will be made under the share repurchase program until the Offer is complete.

“We are committed to strategically deploying capital to drive long-term value for shareholders. Our technology marketplace has a long track record of growth, profitability and strong cash flow conversion that enables us to selectively repurchase shares. The share repurchase program underscores our confidence in continued cash flow generation,” said Lawrence Fey, Vivid Seats CFO.

Exchange Offer and Consent Solicitation Relating to Public Warrants

The Company is offering to all holders of its public warrants the opportunity to receive 0.240 shares of Class A Common Stock in exchange for each outstanding public warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 4,351,864 shares of its Class A Common Stock in exchange for the public warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants to amend the warrant agreement that governs all of the public warrants (the “Warrant Agreement”) to permit the Company to require that each public warrant that is outstanding upon the closing of the Offer be converted into 0.213 shares of Class A Common Stock, which is a ratio 12.7% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding public warrants. Accordingly, the adoption of the Warrant Amendment will require the consent of holders of at least 65% of the outstanding public warrants. Eldridge Industries, LLC, which holds approximately 28.5% of the outstanding public warrants, has agreed to tender its public warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 36.5% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted. The offering period will continue until 11:59 p.m., Eastern Daylight Time, on June 29, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated May 26, 2022, and Schedule TO, dated May 26, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s Class A Common Stock and public warrants are listed on The Nasdaq Global Select Market under the symbols “SEAT” and “SEATW,” respectively. As of May 23, 2022, a total of 18,132,766 public warrants were outstanding.

The Company has engaged Evercore Group L.L.C. as the Dealer Manager for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to Evercore Group L.L.C. at (888) 474-0200 (toll-free). D.F. King & Co., Inc. has been appointed as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company has been appointed as the Exchange Agent. Requests for documents should be directed to D.F. King & Co., Inc. at (800) 549-6864 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: vivid@dfking.com.

Share Repurchase Program

Following the completion of the Offer and Consent Solicitation (or termination thereof if it is not completed), and until March 31, 2023, the Company may repurchase shares from time to time in open market transactions, through privately negotiated transactions or otherwise in accordance with applicable federal securities laws. The timing and amounts of any purchases under the share repurchase program will be based on market conditions and other factors including price. The share repurchase program may be suspended or discontinued at any time, and does not obligate the Company to repurchase any dollar amount or particular amount of shares.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Evercore Group L.L.C. at (888) 474-0200 (toll-free). A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the public warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or board of directors or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of public warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live,” the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as America’s Best Company for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling 866-848-8499.

Caution Concerning Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the Offer and Consent Solicitation, any potential purchases under the share repurchase program, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results, including its cash flow generation. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the Company’s ability to successfully complete the Offer and Consent Solicitation; the COVID-19 pandemic, its duration, its impact on Vivid Seats’ business, results of operations, financial condition, liquidity, use of borrowings, business practices, operations, suppliers, third-party service providers, customers, employees, industry, ability to meet future performance obligations and ability to efficiently implement advisable safety precautions; Vivid Seats’ ability to raise financing in the future; Vivid Seats’ future financial performance; Vivid Seats’ success in retaining or recruiting, or changes required in, officers, key employees or directors; Vivid Seats’ ability to pay dividends on its Class A Common Stock on the terms currently contemplated or at all; and other factors relating to the Company’s business, operations and financial performance, including, but not limited to Vivid Seats’ ability to compete in the ticketing industry; Vivid Seats’ ability to maintain relationships with buyers, sellers and distribution partners; Vivid Seats’ ability to continue to improve the Vivid Seats platform and maintain and enhance its brand; the impact of extraordinary events or adverse economic conditions on discretionary consumer and corporate spending or on the supply and demand of live events; Vivid Seats’ ability to comply with domestic regulatory regimes; Vivid Seats’ ability to successfully defend against litigation; Vivid Seats’ ability to maintain the integrity of its information systems and infrastructure, and to mitigate possible cyber security risks; Vivid Seats’ ability to generate sufficient cash flows or raise additional capital necessary to fund its operations; and other factors detailed in the section of the Prospectus/Offer to Exchange entitled “Risk Factors” and in the Company’s filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats assumes no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Vivid Seats does not give any assurance that it will achieve its expectations.

Contacts:

Investors

Kate Copouls, Vivid Seats

Kate.Copouls@vividseats.com

Media

Julia Young, Vivid Seats

Julia.Young@vividseats.com